

CLSA Americas, LLC's Compliance Report

CLSA Americas, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2021;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2021;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2021; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the hooks and records of the Company.

CLSA Americas, LLC

We, Raymond Tam and William C. Holub, swear that to the best of our knowledge and belief, this compliance report is true and correct.



By: **Raymond Tam**
       Chief Executive Officer



By: **William C. Holub**
       Chief Financial Officer

February 28, 2022